

August 18, 2023

Brandon Ribar
Chief Executive Officer
SONIDA SENIOR LIVING, INC.
14755 Preston Road, Suite 810
Dallas, Texas 75254

> **Re: SONIDA SENIOR LIVING, INC.**
> **Registration Statement on Form S-3**
> **Filed August 4, 2023**
> **File No. 333-273716**

Dear Brandon Ribar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 4, 2023

General

1. A portion of the securities you are registering appear related to an indirect primary offering for investors in an equity line financing. In these circumstances, we view the transaction to be a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. We further note your recent defaults on loans with Fannie Mae and Protective Life Insurance Company. We note you became current, as of August 4, 2023, for one of the properties that was in default with Protective Life Insurance Company. Please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether any such defaults, in the aggregate, are material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction

I.A.4 of Form S-3 and refer to the guidance provided in Question 115.12 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

2. Please revise the exhibit table and file all shareholder agreements and debt agreements related to the transactions described in your registration statement, which would include:
   - November 21, 2021 Financing Agreement;
   - Equity Commitment Agreement;
   - Investor Rights Agreement; and
   - Registration Rights Agreement.

   We also note that you incorporate by reference to your Form 8-K filed on July 5, 2023 and that the Equity Commitment Agreement is further incorporated by reference in that Form 8-K. However, you need to identify and file that agreement separately and may not "double incorporate." See Securities Act Rule 411(e).

3. Please revise to disclose that each of the selling shareholder is an underwriter.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Nicholas O'Leary at (202) 551-4451 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Paul Conneely, Esq.